Exhibit 15.1

Fuling Global Inc. Reports Fiscal Year 2015 Financial Results

Company to Host Earnings Conference Call on Thursday, March 31, 8:00 am ET

ALLENTOWN, Pa., March 30, 2016 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) ("Fuling Global" or the "Company"), a specialized producer and distributor of environmentally-friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the fiscal year ended December 31, 2015.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, "In 2015, we succeeded in growing our revenues by 10% and our net income attributable to shareholders by 7%, to $8.0 million, in spite of the continued free fall of crude oil prices. While the 2015 average monthly prices for polypropylene ("PP"), general purpose polystyrene ("GPPS"), and high impact polystyrene ("HIPS") dropped by 26%, 31%, and 29%, compared to 2014 average monthly prices, respectively, we grew our top-line through a 30% increase in overall sales volume. We view the 2015 financial performance as a testament to the robustness of our business and great efforts from our team."

Ms. Guilan Jiang, Chairwoman of Fuling Global, added, "We reached a variety of key milestones in 2015. First, our business continued to grow at a solid pace, as our revenues and net income achieved the highest levels in company history, despite continued pricing pressure as a result of lower crude oil prices. Second, our Allentown facility began commercial production in June with fully operational six straw production lines. Last but not least, we successfully raised $20.2 million in our initial public offering (the "IPO") in November, becoming the first U.S.-listed plastic serviceware supplier with manufacturing facilities in both the U.S. as well as in China. Our IPO significantly raised our company's profile in our industry, and our market and financial positions have also improved. We are planning for the future, from the continued ramp-up of our U.S. operations in our Allentown facility to the development of our new factory in Wenling. In short, we believe the future has never been brighter for Fuling Global and we look forward to continuing solid growth of our business in 2016 and beyond."

Fiscal Year 2015 Financial Highlights

Please note, certain expense items, primarily expenses associated with ocean freight, were previously reported as selling expenses and have been reclassified as cost of goods sold. As a result, cost of goods sold, gross profit, gross margin, selling expenses, and total operating expenses for 2014 have been adjusted retrospectively.

	For the Twelve Months Ended December 31,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$91.3	$83.2	9.8%
Gross profit	$23.6	$22.1	7.1%
Gross margin	25.9%	26.5%	-0.6%
Operating margin	9.8%	11.6%	-1.8%
Net income attributable to Fuling Global	$8.0	$7.5	7.4%
Diluted earnings per share	$0.65	$0.64	1.6%

•	Revenues grew by 10% year-over-year to $91.3 million for 2015, mainly driven by a 30% increase in sales volume that more than offset the impact of a 16% decrease in average selling price ("ASP"). The Company sold 32,776 tons of products with blended ASP of $2.79 per kilogram in 2015, compared to 25,213 tons and $3.30 per kilogram in 2014.

•	Net income attributable to Fuling Global increased by 7% to $8.0 million, or $0.65 per basic and diluted share, for the year of 2015, compared to $7.5 million, or $0.64 per basic and diluted share, for 2014.

•	Gross profit increased by 7% to $23.6 million for the year of 2015. Gross margin decreased by 64 basis points to 25.9%, mainly due to change in product mix with increased revenues share from the relatively lower margin cutlery.

Fiscal Year 2015 Financial Results

Revenues

For the fiscal year ended December 31, 2015, total revenues increased by $8.1 million, or 10%, to $91.3 million from $83.2 million for the same period of last year. The increase in total revenues was mainly driven by the 30% increase in overall sales volume and partially offset by the 16% decrease in blended ASP. Overall sales volume increased by 7,563 tons, or 30%, to 32,776 tons for the year of 2015 from 25,213 tons for the same period of last year, while blended ASP decreased by $0.51 per kilogram, or 16%, to $2.79 per kilogram for the year of 2015 from $3.30 per kilogram for the same period of last year.

Revenues from cutlery increased by $10.0 million, or 22%, to $55.2 million for the year of 2015 from $45.2 million for same period of last year. The increase in revenues from cutlery was primarily driven by a 40% increase in sales volume and partially offset by a 13% decrease in ASP. The Company sold 22,780 tons of cutlery at $2.43 per kilogram for fiscal 2015, compared to 16,302 tons at $2.77 per kilogram for the same period of last year. Revenues from straws decreased by $2.0 million, or 15%, to $11.1 million for fiscal 2015 from $13.1 million for the same period of last year. The Company sold 3,042 tons of straws at $3.65 per kilogram for fiscal 2015, compared to 2,819 tons at $4.63 per kilogram for the same period of last year. Revenues from cups and plates decreased by $1.8 million, or 8%, to $20.9 million for the year of 2015 from $22.7 million for the same period of last year. The Company sold 5,818 tons of cups and plates at $3.60 per kilogram for 2015, compared to 5,744 tons at $3.95 per kilogram for the same period of last year. Revenues from other products, including products for family use, party and other entertainment purposes, increased by $1.8 million, or 82%, to $4.0 million for 2015 from $2.2 million for the same period of last year. The increase in revenues from other products was primarily driven by a 228% increase in sales volume to 1,137 tons for fiscal 2015 from 347 tons for the same period of last year and partially offset by a 45% decrease in ASP to $3.54 per kilogram for the year of 2015 from $6.39 per kilogram for the same period of last year.

	For the Twelve Months Ended December 31,
	2015			2014
	Revenues ($'000)	Volume (tons)	ASP ($/kg)	Revenues ($'000)	Volume (tons)	ASP ($/kg)
Cutlery	$55,242	22,780	$2.43	$45,211	16,302	$2.77
Straws	11,092	3,042	3.65	13,055	2,819	4.63
Cups and plates	20,938	5,818	3.60	22,699	5,744	3.95
Other products	4,022	1,137	3.54	2,216	347	6.39
Total	$91,294	32,776	$2.79	$83,181	25,213	$3.30

Cutlery, straws, cups and plates, and other products accounted for 60.5%, 12.1%, 22.9%, and 4.4% of total revenues for the year of 2015, compared to 54.4%, 15.7%, 27.3%, and 2.7% for the same period of last year, respectively.

On a geographical basis, sales in Fuling Global's largest markets, the U.S. and Europe grew by 11% and 34%, respectively, increasing by a total of $8.9 million. Revenues from smaller markets decreased by an aggregate of $0.8 million, resulting in a net increase in revenues of $8.1 million. The following table provides regional information about changes in Fuling Global's revenues.

	For the Twelve Months Ended December 31,
	2015		2014		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
U.S.	$85,145	93.3%	$76,930	92.5%	$8,215	11%
Europe	$2,588	2.8%	$1,933	2.3%	$655	34%
Australia	$635	0.7%	$1,214	1.5%	$(579)	-48%
Canada	$1,082	1.2%	$1,198	1.4%	$(116)	-10%
Central and South America	$222	0.2%	$760	0.9%	$(538)	-71%
Middle East	$498	0.6%	$683	0.8%	$(185)	-27%
China	$1,124	1.2%	$463	0.6%	$661	143%
Total	$91,294	100.0%	$83,181	100.0%	$8,113	10%

Gross profit

Total cost of goods sold increased by $6.5 million, or 11%, to $67.6 million for the year of 2015 from $61.1 million for the same period of last year, which is in line with growth in revenues. Gross profit increased by $1.6 million, or 7%, to $23.6 million for the year of 2015 from $22.1 million for the same period of last year. Gross margin was 25.9% for the year of 2015, compared to 26.5% for the same period of last year. The decrease in overall gross margin was mainly due to change in product mix, with increased revenues share from the relatively lower margin cutlery. Gross margins for cutlery, straws, cups and plates, and other products were 24%, 26%, 41%, and 39%, respectively, for fiscal 2015, compared to 22%, 27%, 41%, and 38%, respectively, for the same period of last year.

	For the Twelve Months Ended December 31,
	2015			2014
	Revenues ($'000)	COGS ($'000)	Gross Margin (%)	Revenues ($'000)	COGS ($'000)	Gross Margin (%)
Cutlery	$55,242	$42,211	24%	$45,211	$35,204	22%
Straws	11,092	8,234	26%	13,055	9,500	27%
Cups and plates	20,938	12,297	41%	22,699	13,473	41%
Other products	4,022	2,455	39%	2,216	1,373	38%
Tax	2,449	1,554
Total	$91,294	$67,646	25.9%	$83,181	$61,104	26.5%

Operating income

Selling expenses increased by $0.4 million, or 6%, to $6.4 million for the year of 2015 from $6.1 million for the same period of last year. The increase in selling expenses was in line with the increase in revenues. General and administrative expenses increased by $2.3 million, or 59%, to $6.1 million for the year of 2015 from $3.9 million for the same period of last year. The increase in general and administrative expenses was due to increases of $0.2 million for IPO-related expenses, $1.4 million related to our business expansion, especially in the U.S., and $0.3 million in rental and insurance expenses in our Allentown facility. Research and development expenses decreased by $0.4 million, or 16%, to $2.1 million for the year of 2015 from $2.5 million for the same period of last year. As a result, total operating expenses increased by $2.2 million, or 18%, to $14.7 million for 2015 from $12.4 million for the same period of last year.

Operating income decreased by $0.7 million, or 7%, to $9.0 million for the year of 2015 from $9.6 million for the same period of last year. Operating margin was 9.8% for the year of 2015, compared to 11.6% for the same period of last year.

Income before income taxes

After adjustment for interest income and expenses, subsidy income and other non-operating income and expenses, income before income taxes increased by $0.3 million, or 3%, to $9.4 million for the year of 2015 from $9.1 million for the same period of last year.

Provision for income taxes was $1.4 million for the year of 2015, up slightly from the $1.4 million for the same period of last tear.

Net income

Net income increased by $0.2 million, or 3%, to $7.9 million for the year of 2015 from $7.7 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global was $8.0 million, or $0.65 per basic and diluted share, for the year of 2015, compared to $7.5 million, or $0.64 per basic and diluted share, for the same period of last year.

Financial Condition

As of December 31, 2015, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $15.6 million, $2.1 million, and $3.2 million, respectively, compared to $1.4 million, $2.4 million, and $1.4 million, respectively at the end of 2014. Short-term borrowing and bank notes payable were $15.3 million and $2.8 million, respectively, as of December 31, 2015, compared to $19.5 million and $3.2 million, respectively, at the end of 2014.

Net cash provided by operating activities was $8.0 million for fiscal 2015, compared to $5.4 million for the same period of last year.

Net cash used in investing activities was $8.8 million for 2015, compared to $6.0 million for the same period of last year. The increase in net cash used in investing activities in 2015 was primarily attributable to increased payments associated with the acquisition of property and equipment in 2014 for $2.1 million, as well as increase of investment made for certificate of deposit for $0.6 million.

Net cash provided by financing activities was $15.1 million for fiscal 2015, compared to net cash used in financing activities of $0.8 million for the same period of last year. The increase in net cash provided from financing activities in 2015 was primarily attributable to (a) the 2014 Dividend, net of shareholder contribution for $2.7 million, compared to $18.6 million of capital contribution from our initial public offering; (b) offset by repayment of short term borrowings for $3.6 million in 2015, compared to $0.5 million in 2014.

Recent Updates

On March 8, 2016, The Company provided an update on the use of proceeds from its initial public offering (the "IPO") and announced that it has disbursed approximately $11 million of the IPO proceeds to increase the registered capital of Taizhou Fuling Plastics Co., Ltd. ("Taizhou Fuling") from $11 million to $22 million. Taizhou Fuling is a PRC company that is wholly owned by the Company through Total Faith Holdings Limited. The Wenling Bureau of Commerce had granted Taizhou Fuling official approval for the increase in registered capital. The Company is also investing approximately $8 million of the IPO proceeds in its business in the United States.

On March 3, 2016, Gilbert Lee, the Company's Chief Financial Officer, presented at VirtualInvestorConferences.com and provided a comprehensive overview of the Company for investors.

On January 12, 2016, the Company announced that it had hosted a team of scientists from the Chinese Academy of Sciences' Technical Institute of Physics and Chemistry ("TIPC") and Chinese Academy of Engineering ("CAE"), including CAE Academician Yicheng Wu, TIPC Deputy Director Yong Huang and TIPC NRCEP Chief Engineer Junhui Ji. The purposes of the meeting were to review 2015 accomplishments and set directions in 2016 for Fuling's Academician and Expert Workstation (the "Workstation") and to further expand the scope of cooperation and collaboration through the Workstation platform in jointly developing new plastics materials and technologies.

On October 30, 2015, the Company announced the pricing of its IPO of 4 million ordinary shares at price of $5.00 per share. The base IPO was closed on November 2, 2015 and the Company's ordinary shares commenced trading on the NASDAQ Capital Market on November 4, 2015 under the ticker symbol "FORK". On November 12, 2015, the Company announced that the IPO underwriters had exercised their over-subscription option to purchase an additional 38,423 shares at the IPO price of $5.00 per share. As a result, the Company had raised $20,192,115 in gross proceeds, or $18,594,972 in net proceeds. In total the Company sold 4,038,423 ordinary shares in its IPO.

Earnings Conference Call

The Company will host its fourth quarter and fiscal year 2015 financial results conference call at 8:00 am Eastern Time (5:00 am Pacific Time/8:00 pm Beijing Time) on Thursday, March 31, 2016. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Fuling Global Inc./ FORK".

Conference Call
Date:	Thursday, March 31, 2016
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: 400-120-1203 Hong Kong: 800-905-945 International: +1 412-902-4272
Conference ID:	Fuling Global Inc./FORK

Please dial in at least fifteen minutes before the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available beginning approximately one hour after the end of the live call through April 8, 2016. The audio replay can be accessed by dialing +1-877-344-7529 within the United States or +1-412-317-0088 internationally, and entering access code No. 10083184.

About Fuling Global Inc.

Fuling Global Inc. ("Fuling Global") is a specialized producer and distributor of environmentally friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company's plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy's, Burger King, KFC (China only), Walmart, McKesson, and Woolworths. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tina Xiao
Weitian Group LLC
Email: fork@weitian-ir.com
Phone: +1-917-609-0333

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$15,573,554	$1,399,714
Restricted cash	2,129,162	2,348,170
Certificates of deposit	3,186,892	1,352,716
Accounts receivable, net	14,725,030	13,018,702
Advances to supplier, net	312,328	739,002
Inventories, net	13,493,685	14,935,076
Prepaid expenses and other current assets	425,477	906,705
Total Current Assets	49,846,128	34,700,085

Property, plant and equipment, net	21,556,866	20,517,240
Intangible assets, net	1,778,264	1,650,037
Other non-current assets	2,228,900	356,425
Deferred tax assets	319,252	-
Total Assets	$75,729,410	$57,223,787

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$15,264,827	$19,524,207
Bank notes payable	2,839,783	3,244,333
Advances from customers	597,226	695,873
Accounts payable	10,972,851	14,194,154
Accrued and other liabilities	1,808,135	1,316,921
Taxes payable	743,147	560,253
Loan from third parties	184,851	195,249
Due to related parties	-	38,273
Total Current Liabilities	32,410,820	39,769,263

Total Liabilities	32,410,820	39,769,263

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,732,795 and 11,666,667 shares issued and outstanding as of December 31, 2015 and December 31, 2014	15,733	11,667
Additional paid in capital	29,722,127	11,108,133
Statutory reserve	2,868,844	1,862,365
Retained earnings	10,182,213	3,147,151
Accumulated other comprehensive income	392,450	1,094,617
Total Fuling Global Inc.'s equity	43,181,367	17,223,933

Noncontrolling interest	137,223	230,591
Total Shareholders' Equity	43,318,590	17,454,524

Total Liabilities and Shareholders' Equity	$75,729,410	$57,223,787

  FULING GLOBAL INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2015	2014

Revenues	$91,293,675	$83,181,113
Cost of goods sold	67,646,107	61,103,936
Gross Profit	23,647,568	22,077,177

Operating Expenses
Selling expenses	6,436,821	6,064,466
General and administrative expenses	6,149,411	3,879,615
Research and development expenses	2,091,513	2,484,566
Total operating expenses	14,677,745	12,428,647

Income from Operations	8,969,823	9,648,530

Other Income (Expense):
Interest income	53,019	41,448
Interest expense	(1,115,633)	(1,197,986)
Subsidy income	901,852	597,122
Foreign currency transaction gain	476,576	36,163
Other income (expense), net	104,942	(28,336)
Total other income (expense), net	420,756	(551,589)

Income Before Income Taxes	9,390,579	9,096,941

Provision for Income Taxes	1,442,406	1,368,798

Net Income	$7,948,173	$7,728,143

Less: net (loss) income attributable to noncontrolling interest	(93,368)	241,975

Net income attributable to Fuling Global Inc.	8,041,541	7,486,168

Other Comprehensive Income
Foreign currency translation loss	(702,167)	(164,781)
Comprehensive Income	$7,339,374	$7,321,387

Earning per share
Basic and diluted	$0.65	$0.64

Weighted average number of shares
Basic and diluted	12,335,072	11,666,667

Cash dividends per share
Basic and diluted	$-	$0.88

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,948,173	$7,728,143
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	23,088	-
Deferred tax expense (benefit)	(319,252)	155,705
Depreciation and amortization	2,681,293	1,707,496
Bad debt provisions	36,938	33,252
Gain on disposal of fixed assets	-	37,466
Changes in operating assets:
Accounts receivable	(2,224,191)	(4,378,994)
Advances to suppliers	364,925	30,592
Inventories	1,184,796	(2,733,597)
Other assets	95,350	(255,284)
Changes in operating liabilities:
Accounts payable	(2,737,576)	1,728,498
Advance from customers	(66,731)	262,743
Taxes payable	425,412	605,132
Accrued and other liabilities	548,382	468,916
Net cash provided by operating activities	7,960,607	5,390,068

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(5,471,455)	(4,734,094)
Proceeds from disposal of property and equipment	-	73,508
Cash invested in certificates of deposit	(1,986,668)	(1,352,782)
Advance payments on equipment purchase	(1,047,526)	-
Purchase of intangible assets	(264,577)	-
Net cash used in investing activities	(8,770,226)	(6,013,368)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	42,684,057	39,549,931
Repayments of short-term borrowings	(46,039,616)	(40,004,616)
Proceeds from bank notes payable	5,318,470	3,244,492
Repayments of bank notes payable	(5,560,034)	(3,267,330)
Repayments of loans from related parties	(37,764)	(183,621)
Change of restricted cash	97,928	2,605,466
Proceeds from issuance of shares/capital contribution	18,594,972	7,530,000
Dividends paid to shareholders	-	(10,274,848)
Net cash provided by (used in) financing activities	15,058,013	(800,526)

EFFECT OF EXCHANGE RATES CHANGES ON CASH	(74,554)	124,745

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,173,840	(1,299,081)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	1,399,714	2,698,795

CASH AND CASH EQUIVALENTS, ENDING OF THE YEAR	$15,573,554.00	$1,399,714

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$1,136,896	$833,401
Income tax paid	$1,257,004	$1,065,518
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$3,913,677	$-
Transfer from advance payments to fixed assets	$726,445	$-